TELECALM

Phone Service for Dementia - Helping Seniors and Caregivers

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teleCalm Combats
• Caregiver Fatigue
• Senior Isolation
• Elder Fraud
teleCalm

telecalmprotects.com Dallas TX

Retail | Main Street | Technology | Family | Healthcare

Highlights

1. Proven solution serving over 2.4M phone calls from over 740 subscribers across 44 states

1. Proven solution serving over 2.4M phone calls from over 740 subscribers across 44 states

2. Revenue-generating with over $413K in annual recurring revenue
3. $10.8 Billion market with +27 Million potential subscribers in the US alone
4. Intellectual property protected by 2 US patents and international patents in the UK and Germany
5. Raised over $530K in previous rounds from private investors and won $100K award from MassChallenge Texas
6. Work has begun to expand the offering to teleCalm Mobile with the launch of our Early Customer Program
7. Our customers love us, as shown in our 95% satisfaction rating and NPS of 88
8. Your investment will make life better for seniors and caregivers coping with dementia

Our Team

Our Team



Tavis Schriefer Founding CEO

A 2X entrepreneur, Tavis founded his first startup in 2002 where he bootstrapped Ideative and took seven of his patented products to mass retail markets worldwide. He's been an e-comm strategist for 11 years and designed software for the Air Force.

teleCalm keeps seniors safely connected with family and friends. We combat problems often seen with Alzheimer's and dementia - problems like caregiver fatigue, senior isolation, and elder fraud. We're excited to scale to serve the growing market demand.



Carl Ott Chief Technical Officer

Repeat entrepreneur. Built and launched many new connected devices and systems in 20+ years. Leverages at-scale best practices from companies like Nokia and TerreStar (acquired by DISH Networks).



Jill Schriefer Chief Customer Officer

Jill brings 20 years of relationship management, 13 years of grant and fundraising and 7 years of proposal management experience to teleCalm. Jill has witnessed the effects of cognitive disorders firsthand in her family.

Phone Service for Dementia - Serving Caregivers and Seniors with Passion

Dementia is debilitating.

Seniors living with Alzheimer's and dementia frequently develop stressful and unsafe telephone habits.

Without teleCalm, caregivers often take away their loved one's phone - further reducing their loved one's independence and increasing their isolation.

We've built and proven a better solution.

teleCalm's unique phone service keeps seniors safely connected with family and friends, while automatically blocking troublesome calls.

Your investment will help expand service and tackle this growing need at scale.



The Problem

OVER 10 MILLION

There are over 10 million seniors living with Alzheimer's and dementia.

Caregivers of aging seniors, especially seniors with dementia, often must address senior isolation, elder fraud and increased emotional and financial family stress - most due to common telephone problems.

Late-Night Calls
Dementia often affects a senior's sense of time, resulting in disrupting family and friends with calls during the middle of the night.

Repeated Calls
Many seniors will repeatedly call a family member, sometimes over 50 times in an hour. This is just another result of dementia and the destruction of a senior's short-term memory.

False 9-1-1 Calls
Even as dementia causes seniors to forget phone numbers of family members, they always seem to remember how to call 9-1-1. Some calling over 25 times a month. The reasons can vary by individual; some because of confusion or anxiety, others because of loneliness.

TV Shopping and Donations Sites
Impaired judgment and diminishing comprehension associated with Alzheimer's disease and other dementias can also lead to unusual impulse purchasing. Often times resulting in obsessive home shopping purchases and donations to causes a senior sees on TV.

Telemarketer and Scam Calls
We all put up with the ever-increasing scam calls we receive, but seniors living with Alzheimer's are easily swayed by these and telemarketer calls they receive. While we don't answer calls you don't recognize, this doesn't work for those with dementia. Many are eager to answer any call coming in and think everyone is truthful.



What Lisa Loves About teleCalm
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With teleCalm, mom is able to live in her own home, and we're able to relax and let her!
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Caregivers often feel compelled to take away Mom or Dad's traditional phone, removing their independence, increasing their isolation.

The teleCalm Solution

teleCalm puts an end to ALL of these call problems for seniors and their caregivers.
The teleCalm service evaluates each incoming and outgoing call, deciding whether the call should be allowed, blocked, or re-routed.

Only incoming calls from trusted contacts ring on the senior's telephone. This protects the senior living with Alzheimer's from all telemarketers and scam calls.

Outgoing calls can be filtered as well, to block certain calls to unwanted destinations or to limit calls only to family and friends.

teleCalm's Quiet Hours and Repeat Dialing features help for those seniors where late-night and repeated calls are the problem behaviors as a result of their dementia.

For seniors living in Memory Care communities who continually make unnecessary 9-1-1 calls, teleCalm is able to re-route these calls to an-onsite nurse station instead.

teleCalm's patented phone service is oftentimes the only way seniors can continue to use a phone, enabling them to live at home longer and retain as much independence as possible.

 Talk directly with the CEO | Schedule

Current Traction

Solid Business Foundation - Customers Trust teleCalm

Caregivers value teleCalm subscriptions. When living conditions need to change, most families move the teleCalm service to the senior's new residence; even in Assisted Living and Memory Care.



$34K Monthly Recurring Revenue | +740 Monthly Subscribers *updated Aprr 2021* | +7% MoM Growth

teleCalm is being used nationwide, generating over $34K in monthly recurring revenue from more than 740 subscribers. Organic growth has steadily exceeded 7% month-over-month growth, despite COVID-19.

Caregivers value teleCalm's benefits. This is based on our insights from over 2.4 million calls we have already processed for our customers.



after 2.4M processed CALLS

Subscriber Feature Usage

81% filtered outgoing calls | 34% stressful repeated calls | 36% disruptive late-night calls | 32% false 911 calls

stops the bad calls — 62% reduction in calls

While all of our subscribers love that we block 100% of the telemarketer/scammer calls for their loved ones, over 80% of them also subscribe for other pressing reasons: **outgoing call problems.**

Bottom Line: We stop all the bad calls, both incoming and outgoing -- which is about 62% of the total calls per month.


teleCalm is the Best Option

Customers say that teleCalm provides the best option for families coping with dementia.

teleCalm solves caregiver's challenges like no other alternative.


Home Phone
Cell Phone
No Internet Required
Scam Protection
Late-night Calls
Repeated Calls
911 Abuse
teleCalm
2021
Patented Protection
greatcall. jitterbug
Charter Spectrum
Vonage
Call Blockers
Nomorobo, Robokiller, etc
BENEFITS

While these other companies do offer some scam protection, they aren't able to block 100% of the bad calls like teleCalm can.

They also cannot offer the most important features that solve the problems for seniors and their families, like our patented service does.

teleCalm only allows trusted contacts to ring through – That along with our other features, provides 100% protection from bad calls for caregivers and their loved ones.

Continued growth will make teleCalm an increasingly attractive acquisition target - especially for companies that need access to teleCalm's IP.



Patent 9,686,392 granted Jun 2017
Patent 10,425,518 granted Sep 2019
EU Pat No: 3 318 050 DE GB granted Jun 2020

Patent coverage protects our unique offer. teleCalm already has 3 granted patents in the US and Europe -- the two largest markets in the world for our solution. This positions teleCalm perfectly to license our technology to major providers in Europe and to partner with major companies in the US.


Talk directly with the CEO
Schedule


How teleCalm Works

At the heart of our service is the Caregiver app.


Heart
of the
Service
Caregivers Manage
• Trusted Contacts
• Outgoing Call Rules
• Quiet Hours
• Repeated Calls

Family caregivers subscribe to the phone service for their loved one, replacing any existing phone service provider. Using the Caregiver app, family caregivers are empowered to stop late-night calls, repeated calls, and inappropriate 911 calls -- All while protecting seniors from deliberate and targeted fraud.

And it's not just limited to scam and telemarketer calls. teleCalm blocks ALL unwanted calls, including that bad apple in the family draining grandma's savings and outgoing calls to home shopping and donation sites.

teleCalm provides a vital and easy-to-use lifeline for seniors. They don't have to learn a new technology or try something they feel uncomfortable with. They simply use their home phone or cell phone, and know that when the phone rings, it is someone they want to talk to, not someone trying to take advantage of them.



FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
Calls with trusted contacts pass straight through, while suspicious callers and known bad guys are blocked immediately.
teleCalm cloud
SENIOR
CAREGIVER
Using our Caregiver app, family caregivers can prevent 100% of the bad calls – even problem calls the senior makes due to their dementia.

At a high level, here's how our service works...

Calls with trusted contacts pass straight through, while suspicious calls and know bad guys are blocked immediately.

Using our Caregiver app, family caregivers can prevent ALL the bad calls – even problem calls the senior makes due to their dementia.

End Result => Delighted teleCalm Customers

- Keeps Seniors connected with friends and family
- Reduces Caregiver Fatigue and family disruption
- Prevents financial loss
- Stellar customer satisfaction scores

Proven Value Add / Proven Product Market Fit

Caregiver Customers Love teleCalm

> *I spent tons of time researching possible solutions and there is absolutely nothing even close to doing the things your product and service does – Jeff*

> *teleCalm is great. I am very appreciative of the outgoing repetitive call blocker. It's been a game-changer. – Sally*

> *My sister and I love teleCalm. The service has already prevented several spam calls from coming through to Daddy. This service is awesome. – Jeanie*

> *teleCalm is a wonderful thing and has definitely helped my sanity. There are days that mom calls up to 20 times but with teleCalm I can just call her back when convenient. So helpful! – Peggy*

> *I love the app and love the service. It is a great way for me to keep connected to my father, while keeping him from contacting or being contacted by sources that pose a risk. I'm a big fan and would recommend the service to anybody! – Jon*

> *Thank you. Best service I have found for blocking fraud and spam calls and managing elderly communication. Wish I would have had years ago. – Ted*



The Market

This landscape is big!



17%
of senior population
10
MILLION
Seniors with Dementia
1,850+/Day
2021, Alzheimer's Association

Just in the US, there's over 10 million seniors with dementia in – that's 17% of the senior population – and it's growing by nearly 1900 a day.


81%
Live at Home
20 Million
Family Caregivers
2017, Dept of Health and Human Services
2021, Alzheimer's Association

Not only do we help these seniors, but we also help the 20 million family caregivers that are taking care of them, especially since 81% of these seniors continue to live at home.

Our solution is well suited to expand and serve future populations with other cognitive challenges, such as Autism. We already have subscribers who are caring for adults with Autism and seniors with Parkinson's Disease.


Expanded Market Opportunities
Caregivers 43.5M
Seniors with Mental Confusion 11.57M
Traumatic Brain Injury 5.3M
TAM $10.8B
27 million in USA
Autism Spectrum 5.4M
Alzheimer's and other Dementias 10M
Intellectually Disabled 6.5M
Parkinson's Disease .9M
Today, teleCalm focuses just on the Alzheimer's and dementia population.
In the future, other cognitively challenged populations will be customer targets.

In total, there's over 43 million Caregivers in the US today, and they need all the help they can get. Caregiving is a full-time responsibility already, but many of them are also trying to hold down jobs and raise families


teleCalm is Poised to Scale


Subscriber / Revenue Forecast
teleCalm Home Revenue
teleCalm Mobile Revenue
Subscribers
Revenue
1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 2Q2023 3Q2023 4Q2023
ARR $200K $210K $263K $325K $399K $464K $567K $722K $954K $1.3M $1.7M $2.3M $2.9M $3.7M $4.7M $5.8M
2021 ARR ~$722K
• Awareness campaigns via paid Google, Facebook ads targeting family caregivers.
• Awareness campaigns on LinkedIn targeting senior living communities.
• Launch teleCalm Mobile in Q3 and add 300 mobile subscribers.
2022 ARR ~$2.3M
• Ramp up teleCalm Mobile to similar rate home service growth rate.
• Move to Amazon fulfillment or other 3PL service.
• Build strategic relationships with nationwide home care and senior living operators/owners.
2023 ARR ~$5.8M
• Build nationwide sales channels with Best Buy or similar mass-merchant for consumer offering.
• Continue building strategic relationships with senior living operators/owners, plus telcos and senior monitoring companies.

** Note: These are forward-looking projections that cannot be guaranteed.*

We beat our 2020 goal of $325K in annual recurring revenue, closing the year at $338K ARR. By 2023, we believe we can achieve nearly $6M in ARR and 17K subscribers.


Current Investors
Southwest Angel Network
Capital Factory

teleCalm has raised over $530K in previous rounds, allowing us to develop teleCalm and gain proven traction in the market.

- Southwest Angel Network, a nationally recognized leader in supporting for-profit, impact companies
- Capital Factory, a seed-stage venture group and the center of gravity for entrepreneurs in Texas


Talk directly with the CEO
Schedule

Why invest in teleCalm?

- **Large & Growing Market Demand**
- **Proven & Patent Protected Solution**
- **Strong Traction & Satisfied Customers**
- **Subscription Model**

- **Exciting Roadmap for Scale**

Invest in teleCalm

Downloads

teleCalm Deck.pdf